Final Term Sheet Filed pursuant to Rule 433 Dated March 4, 2014

Relating to Prospectus Supplement dated March 4, 2014 to Registration Statement No. 333-183150

€600,000,000 1.500% Notes due 2020

Issuer:	Praxair, Inc.
Title of Securities:	1.500% Notes due 2020
Principal Amount:	€600,000,000
Maturity Date:	March 11, 2020
Issue Price (Price to Public):	99.494% of principal amount
Coupon (Interest Rate):	1.500% per annum
Re-Offer Yield to Maturity:	1.589%
Benchmark Bund:	DBR 3.250% due January 4, 2020
Benchmark Bund Yield / Price:	0.751% / 114.20%
Re-Offer Spread to Benchmark Bund:	83.8 basis points
Mid Swaps Yield:	1.189%
Re-Offer Spread to Mid Swaps:	40 basis points
Underwriting Fee:	35 basis points
Proceeds to Issuer (net of underwriting fees but before expenses):	€594,864,000
Interest Payment Dates:	Annually in arrears on each March 11, commencing March 11, 2015
Make-Whole Redemption:	Bund +15 basis points
Day Count:	Actual / Actual (ICMA)
Denominations:	€100,000 and integral multiples of €1,000 in excess thereof
Type of Offering:	SEC Registered
Listing:	Application will be made to list the Notes on the New York Stock Exchange
Trade Date:	March 4, 2014
Settlement Date:	March 11, 2014 (T+5)
Settlement:	Euroclear / Clearstream
Common Code/ISIN:	104349838 / XS1043498382
Joint Bookrunners:	Credit Suisse Securities (Europe) Limited Deutsche Bank AG, London Branch HSBC Bank plc
Co-Managers:	Banco Bilbao Vizcaya Argentaria, S.A., Banco Bradesco BBI S.A., Mitsubishi UFJ Securities International plc, PNC Capital Markets LLC, The Toronto-Dominion Bank
Long-term Debt Ratings*:	Moody’s: A2 (stable); Standard & Poor’s: A (stable)

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

We expect that delivery of the notes will be made to investors on or about March 11, 2014, which will be the fifth business day following the date of this final term sheet (such settlement being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the delivery of the notes hereunder will be required, by virtue of the fact that the notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to their date of delivery hereunder should consult their advisors.

The issuer has filed a registration statement (including a prospectus, as supplemented) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus (as supplemented) in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (Europe) Limited, toll free at 1-800-221-1037, Deutsche Bank AG, London Branch, toll free at 1-800-503-4611 or HSBC Bank plc, toll free at 1-866-811-8049.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.